Final Term Sheet

Filed Pursuant to Rule 433

Registration Statement No. 333-163489

January 9, 2012

TARGET CORPORATION

2.900% Notes due 2022

Issuer:	Target Corporation

Title of Securities:	2.900% Notes due 2022 (the “Notes”)

Aggregate Principal Amount Offered:	$1,000,000,000

Maturity Date:	January 15, 2022

Coupon (Interest Rate):	2.900% per annum

Price to Public (Issue Price):	99.363% of principal amount, plus accrued interest from the Settlement Date

Net Proceeds to Issuer:	$989,130,000 (before transaction expenses)

Yield to Maturity:	2.974%

Benchmark Treasury:	UST 2.00% due November 15, 2021

Benchmark Treasury Price and Yield:	100-13; 1.954%

Spread to Benchmark Treasury:	1.02% (Plus 102 basis points)

Trade Date:	January 9, 2012

Settlement Date (T+3):	January 12, 2012

Interest Payment Dates:	Semi-annually on January 15 and July 15, beginning on July 15, 2012

Optional Redemption:

The Notes will be redeemable at the Issuer’s option at any time, in whole or in part, at a redemption price equal to (A) the greater of (i) 100% of the principal amount of such Notes and (ii) the sum of the present values of remaining scheduled payments of principal and interest (exclusive of interest accrued to the date of redemption) on such Notes discounted to the redemption date on a semi-annual basis at the Treasury rate plus 0.15% (15 basis points), plus (B) accrued interest to the redemption date

Change of Control Offer:

If a change of control triggering event occurs with respect to the Notes, the Issuer will be required, subject to certain conditions, to make an offer to repurchase the Notes at a price equal to 101% of the aggregate principal amount of such Notes, plus accrued and unpaid interest, if any, to the date of repurchase (all as described in the Issuer’s Preliminary Prospectus Supplement dated January 9, 2012 relating to the Notes)

Joint Book-Running Managers:	Citigroup Global Markets Inc., Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc. and J.P. Morgan Securities LLC

Senior Co-Managers:

HSBC Securities (USA) Inc., Mitsubishi UFJ Securities (USA), Inc., Mizuho Securities USA Inc., RBC Capital Markets, LLC, U.S. Bancorp Investments, Inc., Deutsche Bank Securities Inc. and TD Securities (USA) LLC

Co-Managers:	BNY Mellon Capital Markets, LLC and The Williams Capital Group, L.P.

Type of Offering:	SEC registered (No. 333-163489)

Listing:	None

Long-term Debt Ratings:	Moody’s, A2; S&P, A+; Fitch, A-

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time

CUSIP/ISIN:	87612E AZ9 / US87612EAZ97

Concurrent Offering:

The Issuer is also offering $1,500,000,000 aggregate principal amount of Floating Rate Notes due 2013. For information concerning this concurrent offering, see the Preliminary Prospectus Supplement dated January 9, 2012 relating to the Floating Rate Notes due 2013

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-877-858-5407, by calling Goldman, Sachs & Co. toll free at 1-866-471-2526 or by emailing prospectus-ny@ny.email.gs.com, by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322, by calling Barclays Capital Inc. toll free at 1-888-603-5847, or by calling J.P. Morgan Securities LLC collect at 1-212-834-4533.